

03 SEP -3 7:21

12g3-2(b) File No. 82 –4965



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

29 July 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 9/3

12g3-2(b) File No. 82-4965

MOBISTAR CONTINUES ITS PROFITABLE GROWTH DURING THE FIRST HALF OF 2003
MOBISTAR CONTINUES ITS PROFITABLE GROWTH DURING THE FIRST HALF OF 2003
Mobistar continues its profitable growth during the first half of 2003

Brussels, 28 July 2003 - **? The operating revenues of the Mobistar Group are up by 14.7% for the first half of 2002 at 565 million euros. The consolidated turnover amounts to 544.5 million euros, an increase of 14.5%. The turnover of the mobile business is up by 13% at 500.2 million euros while the turnover of the fixed/data business has witnessed growth of 38.2% to reach 47.4 million euros.**
? At the end of June 2003, mobile telephony reached an active penetration rate of 72.3% in Belgium. The number of active Mobistar customers increased from 2,169,728 in June 2002 to 2,417,956 in June 2003, showing a growth of 11.4% in one year. As far as these active customers are concerned, Mobistar estimates that it has managed to strengthen its market share to 32.6%.
? The ARPU (Average Revenue Per User) is continuing on a positive path, with an increase in both pre-paid cards and contracts. At the end of June 2003, Mobistar boasted an average ARPU of 34.03 euros per month and per active customer, sustained by a growing proportion of post-paid customers. The average monthly ARPU was 32.75 euros at the end of June 2002 and 33.47 euros at the end of December 2002.
? The consolidated EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) is showing growth of 43.2% at 204.3 million euros. The consolidated EBITDA margin (in % of the service revenues) stands at 39.1%. The EBITDA margin of the mobile business amounts to 42.4% against 34.7% in June 2002. The EBITDA margin of the fixed/data business is also positive at 2.6%.
? The Mobistar Group has recorded a half-year net profit of 103.6 million euros (which amounts to 1.66 euro/share), a rise of 183.1% compared with the net profit of 36.6 million euros generated over the same period the previous year.
? Mobistarâ€™s mobile business is sustaining its strength with a net profit of 108.8 million euros for this business compared with a net profit of 43.3 million euros in June 2002. The result of the fixed/data business amounts to a net loss of 5.2 million euros against 6.7 million euros recorded in June 2002.
? During the first half of 2003, Mobistar released a consolidated free cash flow of 148.7 million euros, which allowed it to reduce its net financial debt from 717 to 568 million euros, down by 20.8%.

Brussels, 28th of July 2003

Mobistar (Euronext Brussels: MOBB) is today announcing its results for the first half of 2003. Over the first six months of the year, Mobistar generated consolidated operating revenues of 565 million euros, which translates into an increase of 14.7% compared with the first half of 2002. The turnover of the mobile business has for its part increased by 13% to reach 500.2 million euros. The turnover of fixed activity is up by 38.2 % and stands at 47.4 million euros, an increase that has been achieved above all thanks to the further development of its wholesale activities.

This sustained growth is the result of a further increase in the active customer base and the increase in the ARPU (Average Revenue Per User). The average monthly ARPU has grown from 32.75 euros in June 2002 to 34.03 euros in June 2003. This evolution is positive both for the contracts and the pre-paid cards: for the latter, the average ARPU is up by more than 3% at 16.66 euros/month, whereas for contracts, it is up by 4.7% at 63.15 euros/month.
The rise in the average ARPU is also buoyed by a continuous increase in the proportion of post-paid customers in the total active customer base, which currently stands at 31%.

Since the introduction of mobile number portability on 1 October 2002, Mobistar is still the only operator to enjoy the benefits of this new important phase in the path towards deregulation. During the first nine months of portability, Mobistar has been the only operator to announce a positive net balance: at the end of June, almost 160,000 mobile customers had changed operator while keeping their number and Mobistar had won a net total of over 45,000 customers thanks to portability. This also helped Mobistar to increase the proportion of post-paid customers in its customer base, as almost all these new customers have a contract.

Upsurge in turnover

The revenue generated by mobile data transmission currently represents 15.7% of the recurring mobile revenues compared with 11.8% twelve months previously. SMS still makes up the majority of these revenues. On average, during the first half of 2003, Mobistar sent 81.8 million SMS per month, which comes down to over 2.7 million per day. This rise can be explained both by an increase in the number of customers who use SMS (almost 65% of the active base) and by the average use, which has soared to reach over 52 SMS per month. The phenomenon of the SMS applications with an added value has also continued to spread: today the so-called â€œpremiumâ€□ SMS account for 12.3% of the SMS revenue.

In January 2003, Mobistar also launched the MMS (Multimedia Messaging Service). Since its launch, over 30,000 Mobistar customers have activated the service and sent almost 4,000 MMS per day. At the beginning of June, Mobistar and Proximus announced the interconnection of their networks, which should encourage the future development of this new application. Mobistar has also launched a vast promotional campaign consisting of free MMS for three months (from June to August) in order to familiarise their customers with this new function on their mobiles. Mobistar is also providing its customers with a « MMS Composer » that makes it possible to create MMS on the internet site www.mobistar.be.

Profitability above expectations

For the first half of 2003 the Mobistar Group can boast a consolidated EBITDA of 39.1% of the telephony turnover. This figure represents a growth in the EBITDA of 43.2%, bringing it to 204.3 million euros. At the end of June 2003, the Mobistar Group recorded a net profit of 103.6 million euros against a net profit of 36.6 million euros the previous year. As a result, Mobistar is announcing a net profit per share of 1.66 euros.
These excellent results were achieved thanks to a continued upsurge in revenues, but also thanks to the on-going cost-controlling efforts. The Mobistar@Future programme, started in September 2001, was continued and has become an integral part of the company culture, making it possible to ensure profitability and to respect Mobistarâ€™s commitments towards its shareholders while maintaining strict quality and service criteria. The consolidated operating expenses, which stood at 428.2 million euros in June 2002, amounted to 444.1 million euros in June 2003, or a nominal annual growth of 3.7%. A more detailed analysis of these costs shows that the most significant growth lies in the interconnection costs, which are increasing in direct proportion to revenues, whereas the other operating costs have been kept flat.

As far as the mobile business is concerned, the EBITDA has once again shown a very positive evolution, growing from 146.1 million euros in June 2002 to 203.1 million euros in June 2003, thus accounting for 42.4% of the mobile telephony turnover. The net half-year profit stands at 108.8 million euros, which almost equals the net profit recorded for the mobile activity over the whole of the year 2002.

The contribution of the Fixed Voice and Data business to the EBITDA of the Mobistar Group amounts to 1.2 million euros, compared with a negative contribution of 3.4 million euros in June 2002. This business records a negative net result of 5.2 million euros, compared with a net half-yearly loss of 6.7 million euros in June 2002.

Investments

Mobistarâ€™s investments have fallen from 80.4 million euros in June 2002 to 52.7 million euros in June 2003, which translates as a decrease of over 34.5%, which is essentially due to timing. The postponed deployment of UMTS has, of course, allowed Mobistar to put off certain of the investments linked to this activity while however respecting the demands arising from the introduction of this technology in Belgium in September 2003.

Free Cash Flow

This first half of 2003 has also allowed Mobistar to prove its capacity to reduce its net financial debt. Mobistarâ€™s free cash flow has in fact grown from 53.7 million euros at the end of June 2002 to 148.7 million euros at the end of June 2003. In six months, the net debt of the Mobistar Group has fallen by 20.8% dropping from 717 million euros at the end of 2002 to 568 million euros at the end of June 2003. This reduction has also made it possible to considerably curb financial expenses. Finally, these results were also obtained thanks to a very efficient management of working capital requirements. In fact these have fallen by 14.4 million euros over the first half 2003.

Prospects

During this first half of 2003, Mobistar has more than proven its capacity to continue to grow while boosting profits on a market that seems to have reached maturity with an active penetration rate of 72.3%.

In the second semester 2003, a decision will be taken on the MTR (mobile terminating rate) resulting from the discussions that Mobistar and the other operators in the sector have started with the Belgian regulator (IBPT).

Mobistar will continue to focus heavily on cost cutting and pursue its efforts to improve operational efficiency, contain working capital requirements and optimise investment expenditure with the aim of further increasing shareholder value.

On the back of the strong performance achieved during the first half of 2003, Mobistar has made an upward adjustment in its forecasts for the year as a whole. Thanks to sustained commercial success and an increase in the ARPU, the turnover shall grow by more than 10% for the whole of the year 2003.

Because of this turnover growth, combined with continuous cost management, the EBITDA margin will be higher than initially forecasted. Consequently, the net profit per share should exceed the previously announced 3 euros and the consolidated EBITDA should reach a margin of around 38% of the telephony turnover for the year as a whole.
Despite a timing effect that will give rise to investments and a seasonal impact of higher commercial costs over the second half of the year, Mobistarâ€™s free cash flow should exceed 200 million euros at the end of the year 2003.

Statutory Auditorâ€™s Report

We have performed a limited review on the interim consolidated financial statements of Mobistar NV for the period ended June 30, 2003 which show a balance sheet total of â‚¬ 992.949.990 and a net profit for the period of â‚¬ 103.643.878. Our review was performed within the framework of the reporting on the interim consolidated financial statements for a six-month period then ended.
Our examination has been conducted in accordance with the recommendations of the Institute of Company Auditors (Instituut der Bedrijfsrevisoren/Institut des Reviseurs dâ€™Entreprises) with regards to limited review procedures. Therefore, our review consisted mainly of the examination, comparison and discussion of the financial information provided to us. As a consequence, our review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Based on our review, we are not aware of any important adjustments that should be made to the interim consolidated financial statements.

Brussels, July 24, 2003
Ernst & Young Reviseurs dâ€™Entreprises S.C.C. (B 160)
Statutory Auditor

Annex : tables of key figures in millions of euro

Consolidated financial information

Consolidated financial information	Mobistar Group		
(Mio €)	30.06.2003	30.06.2002	Variation (%)
Operating revenues			
Total service revenues	523.0	453.1	15.4%
Handset sales	21.5	22.3	-3.6%
Total turnover	544.5	475.4	14.5%
Other revenues and capitalization production	20.5	17.2	19.2%
Total operating revenues	565.0	492.6	14.7%
Operating expenses			
Interconnection costs	120.4	103.0	16.9%
Cost of equipments and goods sold	54.7	61.6	-11.2%
Services and other goods	104.9	106.5	-1.5%
Remuneration, social security and pensions	66.0	70.8	-6.8%
Depreciation and amortisation	82.7	77.2	7.1%
Bad debt, inventory and other provisions	6.6	4.5	46.7%
Other operating charges	8.1	3.5	131.4%
Depreciation consolidation difference	0.7	1.1	-36.4%
Total operating expenses	444.1	428.2	3.7%
EBITDA	204.3	142.7	43.2%
EBITDA margin in % of service revenues	39.1%	31.5%	
EBIT (operating profit)	120.9	64.4	87.7%
Financial result	-17.3	-25.9	33.2%
Current result	103.6	38.5	169.1%
Exceptional result	0.0	-1.9	NS
Result for the period before tax	103.6	36.6	183.1%
Result for the period after tax	103.6	36.6	183.1%

Balance sheet	30.06.2003	31.12.2002
(Mio €)		
Net fixed assets	815.3	846.0
Current assets	151.0	168.8
Cash	26.7	28.5
Total assets	**993.0**	**1043.3**
Shareholders' equity	172.5	68.9
Provisions	3.0	0.0
Long term subordinated debt	231.6	228.5
Long term senior debt	323.9	425.9
Other long-term debt	2.1	2.1
Short-term debt	37.2	88.7
Other short-term debt	222.7	229.2
Total liabilities	**993.0**	**1043.3**

Cash Flow	30.06.2003	30.06.2002
(Mio €)		
EBIDTA	204.3	142,7

Change in net working capital	14.4	17,3
Net financial charges	-17.3	-25.9
Free cash Flow	**148.7**	**53,7**